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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. _) *

                     Great Expectations and Associates, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   390375 10 3
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                                 (CUSIP Number)

                                Louis P. Berneman
                       c/o Center for Technology Transfer
                         The University of Pennsylvania
                         3160 Chestnut Street, Suite 200
                           Philadelphia, PA 19104-6283
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           (Name, Address and Telephone Number of Person Authorized to
                       receive Notices and Communications)

                                November 12, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  Schedule 13D
Cusip No. 390375 10 3                                                Page 2 of 5

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Trustees of the University of Pennsylvania         I.R.S. ID No.:  23-1352685
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2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)

   (b)
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3. SEC Use Only

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4. Source of Funds (See Instructions) OO

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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e).

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6. Citizenship or Place of Organization

   Pennsylvania, United States of America
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   Number of      7.  Sole Voting Power                          6,339,282
    Shares                                                ----------------------
  Beneficially    8.  Shared Voting Power                                0
   Owned by                                               ----------------------
Each Reporting    9.  Sole Dispositive Power                     6,339,282
 Person With                                              ----------------------
                  10. Shared Dispositive Power                           0
                                                          ----------------------

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    6,339,282
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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

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13. Percent of Class Represented by Amount in Row (11)

         20.13%
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14.      Type of Reporting Person (See Instructions)

         CO


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                                  Schedule 13D
Cusip No. 390375 10 3                                                Page 3 of 5

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, no par value per share, of Great Expectations and Associates, Inc., a Colorado corporation (the "Issuer"). The principal executive office of the Issuer is located at 212 Carnegie Center, Suite 203, Princeton, NJ 08540.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is being filed by the following person ("Reporting Person"):

(a)      The Trustees of the University of Pennsylvania
(b) The Reporting Person is a Pennsylvania non-profit corporation with a business address of c/o Center for Technology Transfer, 3160 Chestnut Street, Suite 200, Philadelphia, PA 19104-6283.
(c) The Reporting Person is a Pennsylvania non-profit corporation that operates a private university, health care system and hospital, and academic research enterprise.
(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      Pennsylvania, United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On November 12, 2004 the Issuer closed on a Share Exchange and Reorganization Agreement, dated as of August 25, 2004, with Advaxis, Inc., a Delaware corporation ("Advaxis"), and the shareholders of Advaxis (the "Advaxis Shareholders"), which set forth the terms and conditions of the exchange by the Advaxis Shareholders of their shares of common stock and preferred stock of Advaxis, representing all of the issued and outstanding capital stock of Advaxis, in exchange for the issuance by the Issuer to the Advaxis Shareholders and certain financial advisors of an aggregate of 16,350,323 shares of the Issuer's common stock (the "Share Exchange"). Effective at the closing of the Share Exchange, Advaxis became a wholly-owned subsidiary of the Issuer. On November 12, 2004, the Issuer closed on a private placement of $2,925,000 to a group of institutional and other private investors and $595,000 of bridge notes were converted into the Issuer's equity securities on the same terms as all of the other investors in the private placement (the "Offering").

         The Reporting Person was a shareholder of Advaxis prior to the Share Exchange and on November 12, 2004 acquired 6,339,282 shares of the Issuer's Common Stock (the "Securities").


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                                  Schedule 13D
Cusip No. 390375 10 3                                                Page 4 of 5

ITEM 4.  PURPOSE OF TRANSACTION

         As described in Item 3 above, the Reporting Person acquired the Securities in connection with the Share Exchange and the Offering. The Reporting Person presently considers the Securities as an investment and intends to review its investment on an ongoing basis. Such continuing review may result in the Reporting Person acquiring additional Securities in the open-market or in privately negotiated transactions, maintaining its holdings at current levels or selling all or a portion of holdings in the open-market or in privately negotiated transactions. Any such actions the Reporting Person may undertake will be dependent upon, among other things: the availability of shares of Common Stock for purchase and the price levels of such shares; general market and economic conditions; on-going evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the availability of funds for the purchase of additional shares of Common Stock; the actions of the management and Board of Directors of the Issuer; and other future developments. Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As a result of the Share Exchange, the Reporting Person beneficially owns 6,339,282 shares of common stock of the Issuer. This constitutes 20.13% of the 31,488,161 total shares outstanding as of November 18, 2004, as set forth in the Issuer's Current Report on Form 8-K with the Securities and Exchange Commission (the "SEC") filed on or about November 18, 2004.

(b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 6,339,282 shares of Common Stock.

(c) Except as set forth herein, to the knowledge of the Reporting Person, no transactions in the class of securities reported on were effected during the last 60 days by the Reporting Person.

(d) Other than as set forth in Items 3, 4 and 5 of this Schedule 13D, to the knowledge of the Reporting Person no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Issuer's Common Stock which are the subject of this Schedule 13D.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Registration Rights Agreement, dated as of November 12, 2004, by and among the Issuer and certain persons filed as Exhibit No. 10.3 to the Issuer's Current Report on Form 8-K filed with the SEC on or about November 18, 2004.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.




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                                  Schedule 13D
Cusip No. 390375 10 3                                                Page 5 of 5



Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           TRUSTEES OF THE UNIVERSITY OF
                                           PENNSYLVANIA



                                          By:     /s/ Scott Douglass
                                                  ------------------------------
                                          Name:   Scott Douglass
                                          Title:  Vice President of Finance and
                                                  Treasurer, The University of
                                                  Pennsylvania